CORRESP

February 15, 2006

Mr. Ryan Rohn
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

RE:      Eline Entertainment Group, Inc.
         File No. 000-30451
         Form 8-Ks filed January 12, 18 and 31, 2006
         Item 4.01

Dear Mr. Rohn:

Eline Entertainment Group, Inc. (the "Company") is in receipt of your comment letter dated February 2, 2006, and submits the following responses to your comments along with the filing of an amendment to the Form 8-K incorporating these responses:

1.) This amendment discloses that the Company did not consult with its new independent registered public accounting firm on either the application of accounting principles or type of opinion such firm might issue on the Company's financial statements through January 31, 2006.

2.) In accordance with DCF Telephone Interpretation S-15, this amendment indicates that the predecessor accountant declined to furnish such letter.

As requested in your comment letter, the Company hereby acknowledges:

a.) That it is responsible for the adequacy and accuracy of the disclosure in the filing;

b.) That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c.) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is anticipated that this amendment and the information provided herein sufficiently addresses the issues raised in your comment letter. If you require any further information, please contact our counsel in this matter, Joel Bernstein, at 305-858-7300.

                                        Yours very truly,

                                        ELINE ENTERTAINMENT GROUP, INC.


                                        By: Barry Rothman
                                            President